Free Writing Prospectus to Preliminary Pricing Supplement No. 1,458

Registration Statement Nos. 333-275587; 333-275587-01

Dated March 14, 2024; Filed pursuant to Rule 433

Morgan Stanley

2-Year RTY Callable Contingent Income Securities

This document provides a summary of the terms of the securities. Investors must carefully review the accompanying preliminary pricing supplement referenced below, prospectus supplement, index supplement and prospectus, and the “Risk Considerations” on the following page, prior to making an investment decision.

Summary Terms
Issuer:	Morgan Stanley Finance LLC
Guarantor:	Morgan Stanley
Underlying index:	Russell 2000® Index (“RTY”)
Stated principal amount:	$1,000 per security
Issue price:	$1,000 per security
Pricing date:	March 22, 2024
Original issue date:	March 27, 2024 (3 business days after the pricing date)
Maturity date:	March 26, 2026
Call feature:

Beginning on June 27, 2024, an early redemption, in whole but not in part, will occur on a redemption date if and only if the output of a risk neutral valuation model on a business day, as selected by the calculation agent, that is no earlier than three business days before the observation date preceding such redemption date and no later than such observation date (the “determination date”), taking as input: (i) prevailing reference market levels, volatilities and correlations, as applicable and in each case as of the determination date and (ii) Morgan Stanley’s credit spreads as of the pricing date, indicates that redeeming on such date is economically rational for us as compared to not redeeming on such date. If we call the securities, we will give you notice no later than the observation date preceding the redemption date specified in the notice. No further payments will be made on the securities once they have been redeemed.

Redemption payment:	The redemption payment will be an amount equal to (i) the stated principal amount plus (ii) any contingent quarterly coupon otherwise due with respect to the related observation date.
Redemption dates:

Beginning on June 27, 2024, quarterly, as set forth under “Observation Dates, Coupon Payment Dates and Redemption Dates.” If any scheduled redemption date is not a business day, the redemption payment will be made on the next succeeding business day and no adjustment will be made to any redemption payment made on that succeeding business day.

Contingent quarterly coupon:

●If, on any observation date, the index closing value on such date is greater than or equal to the coupon barrier level, we will pay a contingent quarterly coupon at an annual rate of 8.10% (corresponding to approximately $20.25 per quarter per security) on the related coupon payment date.

●If, on any observation date, the index closing value on such date is less than the coupon barrier level, no contingent quarterly coupon will be paid with respect to that observation date.

Payment at maturity:	If the securities have not previously been redeemed, investors will receive on the maturity date a payment at maturity determined as follows:
	●If the final index value is greater than or equal to the downside threshold level:	the stated principal amount and the contingent quarterly coupon with respect to the final observation date
	●If the final index value is less than the downside threshold level:	(i) the stated principal amount multiplied by (ii) the index performance factor
Coupon barrier level:	75% of the initial index value
Downside threshold level:	75% of the initial index value
Initial index value:	The index closing value of the underlying index on the pricing date

Final index value:	The index closing value of the underlying index on the final observation date
Observation dates:

As set forth below, subject to postponement due to non-index business days or certain market disruption events. We also refer to the observation date immediately prior to the maturity date as the final observation date.

Coupon payment dates:	Quarterly, beginning June 27, 2024, as set forth under “Observation Dates, Coupon Payment Dates and Redemption Dates” below.
Index performance factor:	The final index value divided by the initial index value.
CUSIP / ISIN:	61776LER4 / US61776LER42
Preliminary pricing supplement:	https://www.sec.gov/Archives/edgar/data/895421/000183988224007957/ms1458_424b2-04894.htm
Observation Dates, Coupon Payment Dates and Redemption Dates
Observation Dates	Coupon Payment Dates / Redemption Dates
June 24, 2024	June 27, 2024
September 23, 2024	September 26, 2024
December 23, 2024	December 27, 2024
March 24, 2025	March 27, 2025
June 23, 2025	June 26, 2025
September 22, 2025	September 25, 2025
December 22, 2025	December 26, 2025
March 23, 2026 (final observation date)	March 26, 2026 (maturity date)

Hypothetical Payout at Maturity[1] (if the securities have not been previously redeemed)
Change in Underlying Index	Payment at Maturity (excluding any coupon payable at maturity)
+40%	$1,000.00
+30%	$1,000.00
+20%	$1,000.00
+10%	$1,000.00
0%	$1,000.00
-10%	$1,000.00
-20%	$1,000.00
-25%	$1,000.00
-26%	$740.00
-30%	$700.00
-40%	$600.00
-50%	$500.00
-60%	$400.00
-70%	$300.00
-80%	$200.00
-90%	$100.00
-100%	$0.00
[1] All payments are subject to our credit risk

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 1-800-584-6837.

Underlying Index

For more information about the underlying index, including historical performance information, see the accompanying preliminary pricing supplement.

Risk Considerations

The risks set forth below are discussed in more detail in the “Risk Factors” section in the accompanying preliminary pricing supplement. Please review those risk factors carefully prior to making an investment decision.

Risks Relating to an Investment in the Securities

●The securities do not guarantee the return of any principal.

●You will not receive any contingent quarterly coupon for any quarterly period where the index closing value on the related observation date is less than the coupon barrier level.

●The securities have early redemption risk.

●Investors will not participate in any appreciation in the value of the underlying index.

●The contingent quarterly coupon, if any, is paid on a quarterly basis and is based solely on the index closing value of the underlying index on the specified observation dates.

●The market price will be influenced by many unpredictable factors.

●The estimated value of the securities is approximately $975.90 per security, or within $35.00 of that estimate, and is determined by reference to our pricing and valuation models, which may differ from those of other dealers and is not a maximum or minimum secondary market price.

●The securities are subject to our credit risk, and any actual or anticipated changes to our credit ratings or credit spreads may adversely affect the market value of the securities.

●As a finance subsidiary, MSFL has no independent operations and will have no independent assets.

●Not equivalent to investing in the underlying index.

●The securities will not be listed on any securities exchange and secondary trading may be limited. Accordingly, you should be willing to hold your securities for the entire 2-year term of the securities.

●The rate we are willing to pay for securities of this type, maturity and issuance size is likely to be lower than the rate implied by our secondary market credit spreads and advantageous to us. Both the lower rate and the inclusion of costs associated with issuing, selling, structuring and hedging the securities in the original issue price reduce the economic terms of the securities, cause the estimated value of the securities to be less than the original issue price and will adversely affect secondary market prices.

●Hedging and trading activity by our affiliates could potentially affect the value of the securities.

●The calculation agent, which is a subsidiary of Morgan Stanley and an affiliate of MSFL, will make determinations with respect to the securities.

●The U.S. federal income tax consequences of an investment in the securities are uncertain.

Risks Relating to the Underlying Index

●The securities are linked to the Russell 2000® Index and are subject to risks associated with small-capitalization companies.

●Governmental regulatory actions, such as sanctions, could adversely affect your investment in the securities.

●Adjustments to the underlying index could adversely affect the value of the securities.

Tax Considerations

You should review carefully the discussion in the accompanying preliminary pricing supplement under the caption “Additional Information About the Securities—Tax considerations” concerning the U.S. federal income tax consequences of an investment in the securities, and you should consult your tax adviser.